UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated June 1, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID CNPJ/MF No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

NOTICE TO THE MARKET

FIBRIA CELULOSE S.A. (“Company”) (B3: FIBR3 | NYSE: FBR), in the context of the Voting Agreement and other Obligations executed on March 15, 2018 by and among Votorantim S.A. (“Votorantim”), BNDES Participações S.A. — BNDESPAR (“BNDESPAR”), Suzano Holding S.A. and the other controlling shareholders of Suzano Papel e Celulose S.A. (“Suzano”) (“Voting Commitment”), discussed in the Material Fact published by the Company on March 16, 2018, hereby informs its shareholders and the market in general that the Company was informed by Votorantim and Suzano that, on May 31, 2018, the United States Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and thus for purposes of the US antitrust laws the transaction contemplated in the Voting Commitment can be implemented.

The closing of the aforementioned transaction is still subject to the fulfillment of other conditions precedent usual for this type of transaction, including the approval by certain antitrust authorities in Brazil and abroad. Until the date of the implementation of the transaction, the Company will continue to carry out its activities in the ordinary course of business and will remain operating independently.

The Company affirms, by means of the release of the information in this Notice to the Market, its commitment with transparency before its shareholders and investors.

São Paulo, June 1, 2018

Guilherme Perboyre Cavalcanti

Chief Financial and Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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